UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2011
Commission File Number: 001-34677
SCORPIO TANKERS INC.
(Translation of registrant’s name into English)
9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     Attached hereto as Exhibit 1 is a copy of the press release of Scorpio Tankers Inc. (the “Company”), dated November 30, 2011, announcing a public offering of the Company’s shares of common stock.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC. (registrant)
Dated: November 30, 2011	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer

Exhibit 1
Scorpio Tankers Inc. Announces Public Offering of 7,000,000 Shares of its Common Stock
MONACO — (Marketwire) — November 30, 2011 — Scorpio Tankers Inc. (NYSE: STNG) (the “Company”) announced today that it intends to offer and sell 7,000,000 shares of its common stock in an underwritten public offering. As part of the offering, the Company has granted the underwriters a 30-day option to purchase an additional 1,050,000 shares of its common stock to cover over-allotments, if any. The purpose of the offering is to enable the Company to fund the acquisition of two 52,000 dwt newbuilding tankers that it is currently negotiating to have constructed at Hyundai Mipo Dockyard Co. Ltd. of South Korea. The proceeds of the offering are expected to be used to partially repay outstanding indebtedness under the Company’s 2010 Revolving Credit Facility with Nordea Bank Finland plc (the “2010 Revolving Credit Facility”) and for general corporate purposes. The Company intends to re-draw all or a portion of the amount available under the 2010 Revolving Credit Facility to fund the acquisitions described above.
Morgan Stanley & Co. LLC is acting as the sole bookrunning manager in the offering.
This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, NY 10014, or by calling (866) 718-1649 or by email at prospectus@morganstanley.com.
A shelf registration statement relating to the shares was filed with the SEC and is effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.